ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

EXPLANATORY NOTE

Explanation of amendment on Anooraq Resources Ltd. Management Discussion and Analysis:

The original Management Discussion and Analysis filed on SEDAR on March 31, 2008 contained an incorrect date in the “Plan of Operations – 2008” on page 8. This amended Management Discussion and Analysis has been revised to include the correct date. There are no material changes in this amendment to financial and other information since the originally filed Management Discussion and Analysis.

1.1        Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Anooraq Resources Corporation ("Anooraq", or the "Company") for the years ended December 31, 2007 and 2006, prepared in accordance with Canadian generally accepted accounting principles, and publicly available on SEDAR at www.sedar.com.

All dollar amounts herein are expressed in Canadian Dollars unless otherwise stated.

This MD&A is prepared as of March 10, 2008.

This discussion includes certain statements that may be deemed forward-looking statements. These forward-looking statements constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms “measured resources” and “indicated resources”. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section uses the term “inferred resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

1.2        Overview

Anooraq is engaged in the exploration and development of platinum group metals ("PGM") prospects in the Bushveld Complex of the Republic of South Africa.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

The large Bushveld Complex covers a total area of approximately 67,000 square kilometers and is divided into four main areas or "limbs". Most PGM production from the Bushveld Complex to date has been derived from underground operations, mining PGM deposits called the Merensky and UG2 reefs on its Eastern and Western Limbs. The PGM-bearing horizon on the Northern Limb, called the Platreef, tends to be nearer to the surface and is wider, so the PGM deposits are potentially amenable to open pit mining. Anooraq has interests in early to advanced stage exploration projects, the most advanced of which are the Ga-Phasha PGM Project (“Ga-Phasha”) on the eastern limb and the Boikgantsho PGM Project (“Boikgantsho”) on the northern limb of the Bushveld. Both of the Boikgantsho and Ga-Phasha projects are 50/50 joint ventures with Anglo Platinum Limited (“Anglo Platinum”). For the past two years, work has mainly been focused on the Ga-Phasha project, and included drilling and resource estimates by Anglo Platinum and preliminary work toward a prefeasibility study

On September 4, 2007, Anooraq and Anglo Platinum announced that they had entered into a detailed transaction framework agreement (the “TFA”) whereby Anooraq would purchase a controlling interest of 51% in Lebowa Platinum Mines Limited (“Lebowa”), and increase its interests to 51% in the Ga-Phasha, Boikgantsho and Kwanda PGM projects (“Kwanda,” comprised of earlier stage northern limb prospects), transforming Anooraq into an independent PGM producer with three projects with PGM resources.

Anooraq-Anglo Platinum Transaction Framework Agreement

Pursuant to the TFA, Anglo Platinum will sell to Anooraq, through its subsidiary Plateau Resources (Pty) Ltd. an effective 51% of Lebowa and an effective 1% controlling interest in Ga-Phasha for a total cash consideration of South African Rand 3.6 billion (approximately C$480 million). The parties have also reached agreement in principle for the sale of an additional effective 1% controlling interest in both the Boikgantsho and the Kwanda Joint ventures to Anooraq. Anooraq plans to fund the purchase consideration through a combination of debt and equity.

On completion of the proposed transaction, Anooraq will own a 51% controlling interest in Lebowa, Ga-Phasha, Boikgantsho and Kwanda, with Anglo Platinum holding 49% of each of these properties through a new holding company (“Lebowa Holdco”). Operational control of the assets within Lebowa Holdco will pass to Anooraq on implementation of the transaction agreements. As Lebowa Holdco will be a stand-alone company, it will be able to advance operations and the projects at Lebowa and Ga-Phasha in accordance with its project scheduling.

The transaction is subject to a number of conditions and is expected to close during the first half of fiscal 2008. Certain of these conditions include:

  completion of confirmatory due diligence;
  completion of definitive transaction agreements;
  regulatory approvals;
  stock exchange approvals;
  completion of financing; and
  shareholder approvals, as required.

Lebowa, currently 100% owned by Anglo Platinum, is located on the north-eastern limb of the Bushveld Complex adjacent to the Ga-Phasha Project. The Lebowa operation consists of a vertical shaft and declines to access the underground development on the Merensky and UG2 Reefs, and two concentrators.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

According to the Anglo Platinum 2007 Annual Report, refined production at Lebowa is approximately 187,700 ounces of platinum, palladium, rhodium and gold from the 140,000 tonnes per month (“tpm”) operation. The Middelpunt Hill UG2 and Brakfontein Merensky expansions are expected to increase production to about 245,000 tpm, resulting in annual production of about 430,000 4E oz, including 200,000 oz of platinum, by 2012.

Anooraq engaged RSG Global (Coffey Mining) to conduct a due diligence assessment on the Lebowa mine and Snowden Mining Industry Consultants Pty Ltd to review the mineral resources and mineral reserves and develop an NI 43-101 report. This work and associated discussions regarding the transaction are well advanced.

Since the announcement of the transaction in September 2007, Anooraq primarily focused its resources on completing due diligence on Lebowa, and completing other tasks required to complete the transaction, deferring Pre-feasibility work on Ga-Phasha and other project activities.

In 2008, the Company’s primary focus will be completion of the Lebowa transaction, and consideration of synergies between Lebowa and Ga-Phasha prior to further advancement of the pre-feasibility level work on the latter project. Anooraq also intends to re-initiate pre-feasibility work on the Boikgantsho Project.

1.2.1      Ga-Phasha JV Project, Eastern Limb

Anooraq has a 50% interest in the Ga-Phasha PGM Project, located on the eastern limb of the Bushveld, approximately 250 kilometers northeast of Johannesburg. Anooraq acquired its interest in the project by way of a reverse takeover transaction (“RTO”) with Pelawan Investment (Pty) Ltd. in 2004 (further details below).

Anooraq-Pelawan Agreement

In January 2004, the Company entered into an agreement with Pelawan, a private South African Black Economic Empowerment (“BEE”) company, pursuant to which the Company and Pelawan would combine their respective PGM assets, comprising the Company's northern limb prospects and Pelawan's 50% participation interest in Ga-Phasha. The transaction between Anooraq and Pelawan was completed on September 29, 2004.

Pursuant to the terms of the agreement between the Company and Pelawan, the Company acquired Pelawan's 50% shareholding in Micawber 277 (Proprietary) Limited ("Micawber")and the rights to its 50% participation interest in Ga-Phasha in return for 91.2 million common shares of the Company (the "Consideration Shares") and cash payments totalling ZAR 15,652,744 ($3,055,416). Approximately 83 million Consideration Shares are being held in escrow until the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project at which time they will be released.

The Ga-Phasha property consists of four farms, covering an area of approximately 9,700 hectares, held by Micawber, a private South African corporation owned 50% by Anglo Platinum through its wholly owned subsidiary Rustenburg Platinum Mines (“Rustenburg”) subsidiary and 50% by Anooraq through its

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

wholly owned South African subsidiary Plateau Resources (Pty) Ltd (“Plateau”). Anglo Platinum is the operator.

The 50/50 joint venture between Plateau and Rustenburg is governed by, among other things, a shareholders agreement relating to Micawber dated September 22, 2004.

On March 28, 2005, Pelawan sold 7.9 million of the Anooraq shares it was permitted to sell under the agreement to strategic stakeholders in Anooraq and the proceeds from such sales were remitted to Pelawan shareholders through the Pelawan Trust. The proceeds received by the Pelawan Trust from the sale of certain shares held by the Pelawan Trust were distributed to Pelawan’s shareholder base, comprising 15 broad-based BEE entities, including women investment groups, cultural trusts and Polokwane-based groups within those areas where Anooraq’s proposed mining activities are situated.

The share exchange agreement which gave effect to the combination provided that if any financings in relation to the Ga-Phasha and Drenthe-Overysel (subsequently renamed "Boikgantsho") projects (the “Projects”) took place prior to a particular date (the “Finalization Date”) and the shareholder dilution associated with such financings caused Pelawan’s shareholding in Anooraq to fall below a 52% minimum shareholding, Anooraq would issue additional common shares to Pelawan in order to maintain that minimum. Such 52% minimum shareholding allowed for compliance with BEE equity requirements under South African mineral legislation and was also a requirement of the South African Reserve Bank for approving the transaction. Originally, the Finalization Date was September 30, 2005, but was subsequently extended by agreement in November 2005 between Anooraq and Pelawan.

The share exchange agreement further provided that, to the extent that if no such dilutive financings had taken place by the Finalization Date, certain dilutive financings were deemed to have occurred by that date. The purpose was to make allowance for the dilutive effect on Pelawan’s shareholding of the anticipated financings for mine development of the Projects and safeguard the status of Anooraq as a BEE company. For the purposes of calculating whether, by virtue of such deemed dilutive financings, any common shares are required to be issued to Pelawan in order to maintain a minimum 52% shareholding, the share exchange agreement provided that the quantum of such deemed financings would equal: (a) 30% of the estimated development costs in accordance with the bankable feasibility studies in respect of the Projects, less cash on hand, or (b) to the extent that such bankable feasibility studies had not been prepared as at the Finalization Date, $70.8 million related to the Ga-Phasha Project and $27.6 million related to the Drenthe-Overysel Project, less cash on hand (the “Deemed Dilutive Financings”). Following the Finalization Date, Anooraq has the right but not the obligation to issue additional common shares to Pelawan in order to maintain Pelawan’s minimum shareholding.

As neither additional financings nor bankable feasibility studies for the Projects had been completed by Anooraq as at September 30, 2005 and, in the absence of an amending agreement between the parties, a dilutive financing totaling $98.4 million and share issuances (based on the share price at the date of the deemed dilutive financing) would have been deemed to have taken place as at such date and the Company would have been obligated to issue to Pelawan that number of shares which, after notionally giving effect to the Deemed Dilutive Financings, would have resulted in Pelawan continuing to hold a 52% interest in the Company. In November 2005, Anooraq and Pelawan agreed to extend the Finalization Date.

In December 2006, the Company entered into a Settlement Agreement with Pelawan to waive the deemed dilutive financing contemplated in the 2004 share exchange agreement. Under the terms of the Settlement Agreement:

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

(i)	Anooraq issued 36 million common shares (“Adjustment Consideration Shares”) to Pelawan as consideration for the settlement (completed in June 2007).

(ii)

Anooraq issued to Pelawan share purchase warrants for the purchase of 167 million common shares in Anooraq (“BEE Warrants”). The BEE Warrants are exercisable until December 31, 2008. The BEE Warrants can be exercised at the higher of (a) $1.35 if exercised on or before December 31, 2007 or $1.48 if exercised after December 31, 2007 or (b) at a price that is 50% less than the price per Anooraq common share payable by arms length parties under an equity financing undertaken by the Company that either raises an amount of at least $98.4 million or is undertaken pursuant to a material transaction (a “Concurrent Financing”).

(iii)

From the date of issue (June 14, 2007) of the Adjustment Consideration Shares to Pelawan in (i) above or as a result of the exercise of any of the BEE Warrants up to the closing date of the Concurrent Financing, the common shares issued to Pelawan pursuant thereto will be subject to a lock up arrangement and Pelawan will not be entitled to dispose of any of these shares, save for the exemption referred to in (iv) below and the payment of taxes. After the closing date of the Concurrent Financing, the disposal of such shares shall remain subject to the original lock up agreement entered into between Pelawan and Anooraq under the terms of the original RTO transaction (“the BEE Lock Up”), which is the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project.

(iv)

Anooraq granted Pelawan an exemption to the BEE Lock Up for the purposes of facilitating Pelawan’s financing of the exercise of the BEE Warrants. In the event that Pelawan exercises any BEE Warrants, Pelawan shall, in its sole discretion, be entitled to dispose that number of common shares up to 25% (or such greater amount as is required to facilitate the financing of the exercise of the BEE Warrants) of the aggregate common shares issued to Pelawan pursuant to such exercise, provided that all of the proceeds received by Pelawan from such disposal shall be applied by Pelawan to support the financing of the exercise of the BEE Warrants and reasonable expenses related to such exercise.

(v)

On the occurrence of a Concurrent Financing, Pelawan shall be obliged to exercise the BEE Warrants to ensure, at a minimum, that Anooraq retains its status as a 52% controlled Black Economic Empowerment ("BEE") company, in compliance with undertakings given by Pelawan and the Company in favour of the South African Reserve Bank and Anglo Platinum Limited.

Pursuant to the exercise of the BEE Warrants, the Company entered into an amending agreement (the “Amending Agreement”) with Pelawan to amend the exercise procedure of the BEE Warrants to allow Pelawan to finance the exercise of the BEE Warrants by way of a bridge loan from Rand Merchant Bank (RMB”). Pursuant to the Amending Agreement, on December 20, 2007, Pelawan exercised the BEE Warrants at a price per common share of $1.35 by depositing an escrowed amount equal to the aggregate exercise price for the Warrants ($ 225 million or ZAR 1,586 billion) into an interest bearing account with

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

RMB, to be released pursuant to a deposit account agreement (the “Deposit Agreement”) between RMB, Pelawan Investments (Pty) Ltd and Anooraq upon the satisfaction of certain release conditions, as follows: The earlier of:

  Pelawan repaying the Bridge Loan Facility in full.

  Pelawan placing a new cash deposit (in ZAR) in an amount equal to the funds to be released from the deposit account with RMB, and Pelawan granting RMB its rights, title and interest in the cash deposit as security for the Bridge Loan Facility.

  Pelawan securing an on demand guarantee for an amount equal to the funds to be released from the deposit account. The guarantee will be in favour of RMB guaranteeing the performance of Pelawan’s obligations under the Bridge Loan Facility and should come from a counterparty acceptable to RMB and approved by the Company.

  Pelawan encumbering its Anooraq shares in favour of RMB. The value of the shares to be encumbered to RMB should equal the amount requested to be released from the deposit account. The share value is determined based on the share price of Anooraq on the TSX Venture Exchange on a 5 day volume weighted average traded price, commencing 5 days prior to the date upon which value is determined, converted from Canadian Dollars to ZAR at the foreign exchange closing rate on the last day of the 5 day period.

and;

  Evidence to the satisfaction of RMB that all necessary regulatory approvals in respect of the subscription of Anooraq shares and the issue thereof pursuant to Pelawan’s exercise of the BEE Warrants has been received.

The common shares underlying the BEE Warrants will be issued to Pelawan upon receipt by the Company of the exercise price per common share, plus the interest accrued thereon up to the date of release.

Should the common shares underlying the BEE Warrants be issued in full, Pelawan’s resulting shareholding in Anooraq will increase to approximately 81% of the current issued and outstanding common shares of the Company. The Company intends to use the proceeds of the BEE Warrants exercise, when received, as partial funding for the proposed acquisition of 51% of Lebowa from Anglo Platinum. Should the release conditions not be satisfied and there is no close, the warrant exercise is void and Anooraq will not receive the proceeds of the exercise of the BEE Warrants nor the interest earned from the deposit account and the BEE warrants will continue to exist in accordance with their terms until expiry or in accordance with the terms of the warrants.

Project Activities

Ga-Phasha has significant PGM mineral resources outlined in the Merensky and UG2 Reefs. Prior to the involvement of Anooraq, Anglo Platinum (and others) had carried out extensive drilling as well as

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

preliminary engineering and mine planning studies on the Ga-Phasha Project. This work has continued since Anooraq acquired its interest in 2004.

Anooraq and Anglo Platinum undertook a program review between April and October 2006. Several approaches were considered to optimize mining of the deposits at Ga-Phasha. The review confirmed that the UG2 reef deposit would remain the primary focus for development, and the Merensky reef warrants further study through additional drilling.

Engineering and other work directed toward completion of a pre-feasibility was initiated in late 2006, with the following parameters/objectives:

  a Phase 1 study to exploit the UG2 reef to a depth of some 650 meters below surface;
  identification of a single preferred option by which to proceed to the bankable feasibility phase; and
  contemplate and assess optimization of economies of scale between the Parties’ operations in the area, and in that regard, will evaluate the possible usage of joint infrastructure and processing facilities between Anglo Platinum’s adjacent Twickenham Platinum Mine and Ga- Phasha.

Over the past year, studies on mining method and infrastructure have been underway. Over 100 new drill holes have been completed on the property, resulting in new resource estimates by Anglo Platinum (see Anooraq Q3 report and October 2007 technical report). Labour, socio-economic and environmental studies were also done.

Preliminary work suggests developing two declines, one in each of the Paschaskraal and Klipfontein areas, and a centrally located vertical shaft to access the deposits for mining. The most appropriate mining method appears to be conventional breast stoping, supported by rail bound, footwall infrastructure.

Plans for 2008

It is expected that most of the Company’s efforts will be focused on completion of the transaction to acquire Lebowa and transition associated with the acquisition. Once complete, the potential for synergies between Ga-Phasha and Lebowa will be assessed as well as other opportunities to maximize efficiencies. Hence, it is now expected that the pre-feasibility study will now be concluded in fiscal 2008.

1.2.2      Platreef Project, Northern Limb

Anooraq holds interests in over 37,000 hectares of mineral rights on the northern limb of the Bushveld Complex. Collectively, these properties are known as the Platreef Project.

Anooraq initially outlined a mineral resource in the Drenthe deposit on its Drenthe and Witrivier farms in 2000. In November 2003, Anooraq and Rustenburg, which has an open pit operation nearby, formed the Boikgantsho Joint Venture (“Boikgantsho JV"), with Anooraq as the operator. From that time until late 2005, most of Anooraq’s work was focused on the Boikgantsho JV properties.

Anooraq also holds several other early exploration stage properties on the Northern Limb. These include:

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Rietfontein property:

  At Rietfontein, Ivanhoe Nickel and Platinum Ltd. ("Ivanplats") is earning an interest by carrying out exploration in conjunction with work on its adjacent Turfspruit farm. Ivanplats outlined mineralization on the Rietfontein farm through drilling in 2001. There is disagreement over budgets, compilation and analysis of the exploration results, and the overall adequacy and completeness of Ivanplats’ exploration activities. The Company and Ivanplats are currently in discussions over these matters, both outside of and within a formal arbitration process, pursuant to the terms of the earn-in agreement.

  No work was done on the property in 2007.

The Kwanda Joint Venture:

  On May 16 2002, Plateau completed an agreement with Rustenburg for the right to acquire up to an 80% interest in the PGM farms now known as the Kwanda JV. Under the agreements with Rustenburg, the Company acquired an initial 50% interest in the PGM rights to the twelve farms (including the Dorstland farm within the Central Block) and can maintain this interest by making staged exploration expenditure totalling ZAR 25 million ($3.7 million) within five years. The Company was required to spend ZAR 2.5 million ($368,000) in year one (which was completed), ZAR 5 million ($736,000) in each of years two, three, and four, and ZAR 7.5 million ($ 1.1 million) in year five. The Company has not completed its exploration expenditure requirements from year two to five, and the JV parties have mutually agreed to suspend indefinitely any outstanding or future expenditure in respect of the Kwanda JV.

  When a mineral resource is identified, the Company can earn an additional 30% interest by bringing the property into commercial production. Rustenburg will retain a 20% interest in the Kwanda JV.

  No work was done on the Kwanda JV in fiscal 2007.

The Central Block properties:

  The Central Block consists of eight farms acquired by Plateau in 1999, and a portion of the Dorstland farm acquired by way of the Kwanda JV agreement with Rustenberg.

  No work was done on the properties during 2007.

1.2.2.1   Boikgantsho JV Project

Agreement

In November 2003, Anooraq, through its wholly-owned South African subsidiary Plateau, entered into a joint venture agreement with Potgietersrust Platinum Limited, a wholly owned subsidiary of Anglo Platinum, to explore and develop PGM, gold, nickel and copper mineralization on Anooraq’s Drenthe and Witrivier farms and the northern portion of Anglo Platinum’s adjacent Overysel farm. Anooraq made its required expenditures by the end of 2004, and now has the option to proceed on a year-by-year basis and to take the project to a bankable feasibility study ("BFS") level.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

Once a BFS has been completed, either or both of the partners in the Boikgantsho JV will have the option to proceed to exploitation. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. The ultimate joint venture interest allotted to Anooraq and Anglo Platinum will be determined according to the proportion of contained metal within the Drenthe deposit that lies on the ground contributed by each, as determined by the BFS. Anglo Platinum has the option to be diluted to a minimum 12.5% non-contributory interest, adjusted depending on the final PGM royalty to be established under the Mineral and Petroleum Royalty Bill, to a maximum of 15%.

Anglo Platinum has the right to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement with the Company at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum’s facilities. Anglo Platinum owns and operates a PGM smelter at Polokwane, which is approximately 80 kilometers east of the property.

Project Activities

The objective of the Boikgantsho JV is to explore and develop PGM deposits on the Drenthe and Witrivier farms and the northern portion of the Overysel farm, located immediately to the south of the Drenthe farm. Drilling in 2004 expanded the Drenthe deposit and resulted in the discovery of the Overysel North deposit.

In March 2005, Anooraq completed a preliminary economic assessment of a potential open pit development on the Drenthe and Overysel North deposits, which gave positive results. As the preliminary assessment is based, in part, on inferred resources that are geologically speculative, there is no certainty that the economic considerations or results will be realized. The preliminary assessment indicates favorable financial results for an open pit and conventional mill operation. Further details are provided in a technical report filed at www.sedar.com.

Anooraq also completed an additional 24,000 meters of drilling on the Drenthe deposit in 2005. The program tested the entire area within the provisional open pit design for the Drenthe deposit that was used for the March 2005 preliminary assessment. The program confirmed the continuity of the PGM mineralization within the Drenthe deposit. A prefeasibility study was initiated in 2005 but work on the study was deferred in 2006 and 2007 as the Company focused on the Ga-Phasha Project and other corporate objectives.

Plans for 2008

Planning is underway to resume work on the Boikgantsho pre-feasibility study in 2008.

1.2.3      Market Trends

Platinum prices have been increasing for the past three years, averaging US$900/oz in 2005, US$1145/oz in 2006, and US$1314/oz in 2007. Prices in the first quarter of 2008 have been particularly buoyant, averaging US$1838/oz to March 10.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

Palladium prices averaged approximately US$201/oz in 2005, US$323/oz in 2006 and US$358/oz in 2007. Palladium prices are strengthening in 2008 as consumers are considering substitution from platinum. The average price in 2008 March 10 is US$442/oz.

Gold prices are continuing a long and sustained uptrend. The gold price averaged US$445/oz in 2005, US$604/oz in 2006 and US$697/oz in 2007. The price has averaged US$916/oz in the first quarter of 2008.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3        Selected Annual Information

	December 31	December 31	December 31
	2007	2006	2005

Current assets	$7,769,155	$13,177,004	$5,159,433
Mineral property interests	9,078,714	8,240,751	8,502,000
Other assets	105,494	411,167	174,163
Total assets	16,953,363	21,828,922	13,835,596

Current liabilities	2,412,908	1,034,144	378,997
Long term liabilities	9,806,636	11,818,677	–
Shareholders' equity	4,733,819	8,976,101	13,456,599
Total liabilities and shareholders' equity	$16,953,363	$21,828,922	$13,835,596

	Year ended	Year ended	Year ended
	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
Expenses
Accretion on term loan	$112,459	$13,879	$–
Conference and travel	492,106	360,959	646,992
Consulting	177,809	154,578	965,720
Depreciation	24,009	30,862	48,503
Exploration	852,891	720,463	5,191,818
Foreign exchange	(588,115)	(34,817)	68,720
Gain on disposal of equipment	–	(41,291)	–
Interest expense	2,042,711	399,062	–
Interest income	(799,985)	(263,820)	(119,779)
Legal, accounting and audit	416,745	690,132	474,422
Office and administration	451,908	354,353	551,278
Salaries and benefits	2,016,689	1,511,874	1,659,465
Shareholders communications	258,882	289,824	260,155
Trust and filing	269,503	415,440	85,254
Subtotal	5,727,612	4,601,498	9,832,548
Stock based compensation	8,707,519	24,346	2,536,253
Future income tax recovery	(139,000)	(121,000)	(65,000)
Loss for the year	$14,296,131	$4,504,844	$12,303,801

Loss per share	$0.08	$0.03	$0.08

Weighted average number of common shares
outstanding (thousands)	168,378	148,220	148,107

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4        Summary of Quarterly Results

Expressed in thousands of dollars, except per-share amounts. Small differences are due to rounding.

	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
	2007	2007	2007	2007	2006	2006	2006	2006
Current assets	7,769	9,296	10,462	11,326	13,177	2,337	3,143	4,103
Mineral properties	9,079	9,078	8,333	8,399	8,241	8,600	8,211	8,493
Other assets	106	104	72	387	411	98	103	161
Total assets	16,954	18,478	18,867	20,112	21,829	11,035	11,457	12,757

Current liabilities	2,413	2,934	1,285	238	1,034	478	311	273
Long term liabilities	9,807	8,574	10,246	11,703	11,819	–	–	–
Shareholders’ equity	4,734	6,967	7,335	8,171	8,976	10,557	11,146	12,484
Total liabilities and
shareholders’ equity	16,954	18,478	18,867	20,112	21,829	11,035	11,457	12,757

Working Capital	5,356	6,362	9,177	11,088	12,143	1,859	2,832	3,830

Expenses
Exploration	773	22	49	33	152	42	466	92
Accretion on term loan	113	–	–	–	14	–	–	–
Conference and travel	341	29	19	103	218	17	38	88
Consulting	62	30	7	79	(147)	222	27	53
Foreign exchange loss (gain)	(69)	(192)	(65)	(262)	231	(117)	(159)	9
Interest on term loan	535	465	542	416	253	–	–	–
Interest expense (income)	(234)	(103)	(212)	(167)	(95)	16	(12)	(28)
Accounting, audit and legal	229	47	37	103	102	205	216	167
Gain on disposal of fixed asset	–	–	–	–	(19)	(11)	(11)	–
Office and administration	172	78	111	91	102	79	102	71
Salaries and benefits	566	488	634	330	394	335	408	375
Shareholder communications	66	60	74	58	112	38	78	61
Trust and filing	39	31	57	142	288	29	15	84
Subtotal	2,593	955	1,253	926	1,605	855	1,168	972
Stock-based compensation -
exploration	1,491	–	–	–	–	(2)	(6)	24
Stock-based compensation -
office and administration	7,216	–	–	1	–	(1)	(3)	13
Future income tax expense
(recovery)	(137)	–	(1)	(1)	(25)	4	(100)	–
Loss for the period	11,163	955	1,252	926	1,580	856	1,059	1,009

Basic and diluted loss per share	0.06	0.01	0.01	0.01	0.01	0.01	0.01	0.01

Weighted average number of
common shares outstanding	184,823	184,770	154,822	148,228	148,220	148,220	148,220	148,220

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5        Results of Operations

The loss for the year ended December 31, 2007 was $14,296,131 compared to a loss of $4,504,844 for the year ended December 31, 2006. This increase primarily resulted from stock based compensation expenses recognized on stock option granted in October 2007, interest expense on the Company’s term loan with Rustenburg Platinum Mines Limited and additional salary and benefit costs relating to increased personnel in the Company’s South African operations. The Company recorded a loss of $0.08 per share for the year ended December 31, 2007, compared to a loss of $0.03 per share for the year ended December 31, 2006.

Exploration expenses for the year ended December 31, 2007 amounted to $876,900 in comparison to $751,325 spent for the year ended December 31, 2006. The exploration expenses for the year ended December 31, 2007 were mainly incurred on the Ga-Phasha project. No drilling expenses was incurred for the year ended December 31, 2007 compared to $376,406 spent for the year ended December 31, 2006. Assays and analysis expenditures amounted to $200 spent for the year ended December 31, 2007 in comparison to $38,393 expended for the year ended December 31, 2006. Geological and consulting costs for the year ended 2007 were $789,731 compared to $64,030 spent for the year ended December 31, 2006. Engineering costs decreased to $19,784 from $141,784 incurred for the year ended December 31, 2006. The cost of site activities was $12,717 compared to $34,484 spent for the year ended December 31, 2006. Site activity costs are principally associated with maintaining the field office in South Africa, but also include activities associated with the geological programs.

Legal, accounting and audit for the year ended December 31, 2007 decreased to $416,745 in comparison to $690,132 for the year ended December 31, 2006 primarily as a result of advisory services provided in 2006 for the annual general meeting, expenses incurred relating to a secondary listing on the Johannesburg Stock Exchange in South Africa and various regulatory and financial reporting requirements. Office and administration for the year ended December 31, 2007 amounted to $451,908 in comparison to $354,353 spent for the year ended December 31, 2006. Conference and travel costs of $492,106 were incurred during the year ended December 31, 2007 in comparison to the $360,959 incurred during for the year ended December 31, 2006 largely due to increased conference fees. These expenses were offset by decreased travel activity associated with the work rotation of project engineers. Consulting costs increased to $177,809 in comparison to $154,578 spent for the year ended December 31, 2006. Salaries and benefits amounted to $2,016,689 in 2007, an increase from $1,511,874 spent for the year ended December 31, 2006 mainly due to the employment of additional personnel in South Africa.

Trust and filing for the year ended December 31, 2007 decreased to $269,503 in comparison to the $415,440 incurred for the year ended December 31, 2006 primarily as a result of expenses incurred in 2006 relating to listing on the Johannesburg Stock Exchange in South Africa. Stock based compensation expenses increased to $8,707,519 for the year ended December 31, 2007, compared to $24,346 incurred for fiscal 2006, as a result of stock option grants in October 2007.

The Company recorded interest expense of $2,042,711 for the year ended December 31, 2007 in comparison to $399,062 incurred for fiscal 2006. The increase in interest expense is mainly due to a full year of accrued interest on the Company’s November 2006 term loan with Rustenburg Platinum Mines Limited. Interest income increased to $799,985 for the year ended December 31, 2007 (2006 – $263,820) as a result of a higher average cash balance compared to the same period in the previous year.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company also recorded a foreign exchange gain of $588,115 for the year ended December 31, 2007 in comparison to $34,817 for the year ended December 31, 2006. The gain is due to the strengthening of the Canadian dollar against the South African Rand over the course of fiscal 2007. A significant amount of the Company’s liabilities are denominated in South African Rand.

1.6        Liquidity

At December 31, 2007, the Company had working capital of approximately $5.4 million as compared to $12.1 million at the end of the 2006 fiscal year. The cash position at December 31, 2007 was approximately $7.1 million.

Anooraq's sources of capital are primarily equity investment. The Company's access to capital sources is dependent upon general financial market conditions, especially those that pertain to venture capital situations such as mineral exploration and development. There can be no assurance that Anooraq's future capital requirements can be met in the long term, or that adequate financing will be obtained on a timely basis or at all. Failure to obtain adequate financing will result in significant delays in exploration programs and a substantial curtailment of operations. The Company's cash resources at December 31, 2007 are sufficient for its present needs, specifically to continue administrative and exploration operations at current levels through the end of the year 2008. Future programs may be deferred and operations curtailed if additional funding is not secured. However, the Company anticipates being able to raise additional financing.

The Company had 185,208,607 common shares outstanding at December 31, 2007. As the Company proceeds on its exploration programs in the Bushveld, it will be required to raise additional funds for such expenditures from time to time. In December 2006, the Company entered into a Settlement Agreement with Pelawan to waive the deemed dilutive financing(please refer the discussion in section 1.2.1) .

In June 2007, Anooraq issued to Pelawan 36 million common shares (“Adjustment Consideration Shares”), representing a 50% reduction in the number of shares potentially issuable under the original RTO transaction terms. In addition the Company issued to Pelawan share purchase warrants for the purchase of 167 million common shares in Anooraq, these share purchase warrants were exercised by the Pelawan trust on December 20, 2007, at a price per common share of $1.35(refer to section 1.2.1) .

On September 4, 2007, the Company and Anglo Platinum Limited (“Anglo Platinum”) announced that they had entered into a detailed transaction framework agreement (the “TFA”) whereby Anglo Platinum will sell to Anooraq an effective 51% of Lebowa Platinum Mines Limited (“Lebowa”) and an effective 1% controlling interest in the Ga-Phasha PGM Project (“Ga-Phasha”) for a total cash consideration of South African Rand 3.6 billion (approximately C$480 million). The parties have also reached an agreement, in principle, for the sale of an additional effective 1% controlling interest in both the Boikgantsho PGM Project (“Boikgantsho”) and the Kwanda PGM Projects (“Kwanda”) to Anooraq. Consequently, the Company will be required to undertake various funding exercises to complete this transaction and is currently progressing towards it.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

Payments due by period
	Total	Less than	1 to 3 years	3-5 years	More than 5
Contractual obligation	Nil	Nil	Nil	Nil	Nil
Long term debt obligations (1)	11.7m	1.9m	9.8m	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil	Nil
Total	Nil	Nil	Nil	Nil	Nil

The Company has routine market-price leases on its office premises in Johannesburg, South Africa.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

The Company’s long term debt obligations are denominated in South African Rand (“ZAR”). Payments and settlement on the obligation is denominated in ZAR. Long term debt obligations have been presented at an exchange rate of 1 Canadian dollar = 6.94 ZAR. The current exchange rate on March 10, 2008 is 1 Canadian dollar = 7.85 ZAR.

1.7        Capital Resources

At December 31, 2007, Anooraq had working capital of approximately $5.4 million as compared to $12.1 million at the end of the 2006 fiscal year. The Company had approximately 185 million common shares outstanding at December 31, 2007.

1.8        Off-Balance Sheet Arrangements

None.

1.9        Transactions with Related Parties

Hunter Dickinson Services Inc. ("HDSI") is a private company owned equally by eight public companies, one of which is Anooraq. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company on a full cost recovery basis, pursuant to an agreement dated December 31, 1996. For the year ended December 31, 2007 HDSI billed Anooraq $798,330 as compared to $1,023,633 for the year ended December 31, 2006 for such services and cost reimbursements.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

Pelawan is a significant shareholder of the Company and has certain directors in common with the Company. Pelawan became a majority shareholder on September 29, 2004. During the year ended December 31, 2007 and 2006, Pelawan did not provide any services to the Company.

Southgold Exploration (Proprietary) Limited ("Southgold") is a wholly-owned subsidiary of Great Basin Gold Ltd., a Canadian public company which has certain directors in common with the Company. Southgold shared certain premises and other facilities in 2006 with the Company pursuant to a cost-sharing arrangement based on a full cost recovery basis.

During the year ended December 31, 2007, the Company paid or accrued $26,589 (year ended December 31, 2006 – $127,781) to CEC Engineering Ltd, a private company owned by a former director, for engineering and project management services at market rates.

1.10      Fourth Quarter

The loss for quarter ended December 31, 2007 was $11,163,417 compared to a loss of $1,580,481 for the quarter ended December 31, 2006. This increase primarily resulted from increased stock based compensation, increased exploration expenses on the Ga-Phasha project and the increase in interest expense due to accrued interest on the Company’s term loan with Rustenburg Platinum Mines Limited.

Stock based compensation expense for the quarter ended December 31, 2007 amounted to $8,706,074 compared to $Nil for the same period as a result of stock options granted in October 2007. Exploration expenses for the quarter ended December 31, 2007 totaled $773,392 compared to $151,601 incurred for the quarter ending December 31, 2006. This increase is due to exploration activities on the Ga-Phasha project in the fourth quarter of 2007. Interest expense of $535,384 for the quarter ended December 31, 2007 in comparison to $253,071 incurred for the same period fiscal 2006 as a result of accrued interest on the Company’s term loan with Rustenburg Platinum Mines Limited which commenced in November 2006.

Legal, accounting and audit for the quarter ended December 31, 2007 amounted to $229,227 compared to $101,713 for the same period of fiscal 2006 due mainly to increased legal activity in the fourth quarter of 2007. Office and administration for the quarter ended December 31, 2007 amounted to $171,950 in comparison to $101,917 spent for the same period in fiscal 2006. Conference and travel costs amounted to $340,826 incurred in the fourth quarter 2007 compared to $218,001 incurred for the fourth quarter 2006 due to an increase in the number of conferences attended by the Company’s executives.

Salaries and benefits for the fourth quarter of 2007 amounted to $565,713 compared to $393,451 spent in the fourth quarter of fiscal 2006 due to an increase in the number of personnel compared to the same period in 2006. Trust and filing for the quarter ended December 31, 2007 amounted to $39,013 compared to $287,876 incurred in the same period of fiscal 2006 largely due to costs incurred in 2006 relating to listing on the Johannesburg Stock Exchange.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.11      Proposed Transactions

Refer to Anooraq-Anglo Platinum Transaction Framework Agreement discussion in 1.2 Overview

1.12      Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the consolidated financial statements for the year ended December 31, 2007, which have been publicly filed on SEDAR at www.sedar.com and as presented in changes in accounting policies item 1.13 The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of property, plant and equipment,
  restoration costs following completion of the mining activities, and the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operation.

Mineral resources and reserves, and the carrying values of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources and reserves which, in turn, could have a material effect on the carrying value of property, plant and equipment.

Site restoration costs

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.13	Changes in Accounting Policies including Initial Adoption

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments and accounting changes. As required by the transitional provisions of these new standards, these new standards have been adopted with no restatement to prior period financial statements.

	(i)	Section 3855 – Financial Instruments – Recognition and Measurement

This standard requires all financial instruments within its scope, including derivatives, to be recognized on the balance sheet and measured either at fair value or, in certain circumstances at cost or amortized cost.

All financial instruments are classified into one of the following categories: held for trading, held- to-maturity, available-for-sale, loans and receivables and other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net income (loss).

•

Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income (loss) until the gain or loss is recognized in income when the asset is sold or deemed to be permanently impaired.

	•	Held for trading financial instruments are measured at fair value. All changes in fair value are included in net income (loss) in the current period..

•

All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net income (loss) in the period in which they arise, except for hedge transactions which qualify for hedge accounting treatment in which case gains and losses are recognized in accumulated other comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. On adoption of the standards on January 1, 2007, the Company’s outstanding financial assets and liabilities were recognized and measured in accordance with the new requirements as if these requirements had always been in effect. However, no adjustments to opening deficit or opening accumulated other comprehensive income were required. In accordance with this new standard, deferred financing costs relating to the issuance of the term loan are no longer presented as a separate asset on the balance sheet and are now included in the carrying value of the term loan, and are amortized to interest expense using the effective interest rate method.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

	(ii)	Section 3865 – Hedges

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any financial instruments which qualify for hedge accounting.

	(iii)	Section 1530 – Comprehensive Income

Comprehensive income is the change in the Company’s shareholder equity that results from transactions and other events from other than the Company’s shareholders and includes items that would not normally be included in net income (loss), such as unrealized gains or losses on available-for-sale investments. This standard requires certain gains and losses that would otherwise be recorded as part of net income to be presented in other accumulated comprehensive income until it is considered appropriate to recognize into net income. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accumulated other comprehensive income is presented as a new category in shareholders’ equity. As at December 31, 2007, the Company had no accumulated other comprehensive income and for the year ended December 31, 2007, comprehensive loss equals net loss.

	(iv)	Section 1506 - Accounting Changes

This standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. As a result, changes in accounting policies are only permitted when required by a primary source of generally accepted accounting principles or when the change will result in more reliable and more relevant information.

(b)	Accounting Policies Not Yet Adopted

(i ) Section 1535 – Capital Disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non- compliance. This standard is effective for the Company for interim and annual periods relating to fiscal years beginning on or after January 1, 2008, The Company is currently evaluating the effects of adopting this standards.

	(ii)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel. This standard is effective for the Company for interim and annual periods beginning on or after January 1, 2008. The Company expects that its disclosures will be expanded to incorporate the additional requirements.

(iii)      Amendments to Section 1400 – Going Concern

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the impact of this new standard.

(iv)       International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

1.14      Financial Instruments and Other Instruments

Please refer to Section 1.13 above.

1.15      Other MD&A Requirements

Not applicable.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.1   Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a venture issuer.

1.15.2   Disclosure of Outstanding Share Data

The following details the share capital structure as at March 10, 2008. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				185,230,007

Escrow Warrants (1)	December 31, 2008	$ 1.35		167,000,000

Share purchase options	December 17, 2010	$ 1.40	2,695,000
	July 1, 2010	$2.97	119,000
	October 15, 2012	$ 2.97	4,483,600
	October 15, 2012	$ 3.27	376,000	7,673,600

(1) Pursuant to the exercise of the BEE Warrants, the Company entered into an amending agreement (the “Amending Agreement”) with Pelawan to amend the exercise procedure of the Warrants to allow Pelawan to finance the exercise of the Warrants by way of a bridge loan from Rand Merchant Bank (RMB”). Pursuant to the Amending Agreement, Pelawan has exercised the Warrants by depositing an escrowed amount equal to the aggregate exercise price for the Warrants ($ 225 million or ZAR 1,586 billion) into an interest bearing account with RMB, to be released pursuant to a deposit account agreement (the “Deposit Agreement”) between RMB, Pelawan Investments (Pty) Ltd and Anooraq upon the satisfaction of certain release conditions. The common shares underlying the Warrants will be issued to Pelawan upon receipt by the Company of the exercise price per common share, plus the interest accrued thereon up to the date of release.

Should the common shares underlying the Warrants be issued in full, Pelawan’s resulting shareholding in Anooraq will increase to approximately 81% of the current issued and outstanding common shares of the Company. The Company intends to use the proceeds of the BEE Warrants exercise, when received, as partial funding for the proposed acquisition of 51% of Lebowa from Anglo Platinum (note 12). Should the release conditions not be satisfied and there is no close, the warrant exercise is void and Anooraq will not receive the proceeds of the exercise of the BEE Warrants and the BEE warrants will continue to exist in accordance with their terms until expiry or in accordance with the terms of the warrants.

ANOORAQ RESOURCES CORPORATION
YEAR ENDED DECEMBER 31, 2007
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3   Internal Controls over Financial Reporting Procedures

The management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of December 31, 2007 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

1.15.4   Disclosure Controls and Procedures

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in reports that we file or submit under the Exchange Act.

It should be noted that while our Chief Executive Officer and our Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.